UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to

Commission file number 0-14549

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: United Security Bancshares, Inc., 131 West Front Street, P.O. Box 249, Thomasville, Alabama 36784

United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

Audited Financial Statements and Supplemental Schedule – (Modified Cash Basis)

As of December 31, 2003 and 2002 and for the year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

Audit Committee of United Security Bancshares, Inc.

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) as of December 31, 2003, and the related statement of changes in net assets available for benefits (modified cash basis) for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) for the year ended December 31, 2002, were audited by other auditors whose report dated October 1, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1, these financial statements and the supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan’s net assets available for benefits (modified cash basis) as of December 31, 2003, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2003, on the basis of accounting described in Note 1.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Birmingham, Alabama

June 23, 2004

United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

Statements of Net Assets Available for Benefits (Modified Cash Basis)

	December 31
	2003	2002
Assets
Cash, and cash equivalents	$11,621	$28
Investments, at fair value	11,532,764	6,513,283
Dividends receivable	44,923	40,869

Net assets available for benefits	$11,589,308	$6,554,180

See accompanying notes.

United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

Statement of Changes in Net Assets Available for Benefits (Modified Cash Basis)

Year ended December 31, 2003
Additions
Company contributions	$453,700
Participant contributions	569,927
Rollovers and transfers	22,542
Interest and dividend income	201,871
Net appreciation in fair value of investments	4,092,890

5,340,930
Deductions
Payments to participants	304,178
Life insurance premiums	1,624

305,802
Net increase	5,035,128
Net assets available for benefits at beginning of year	6,554,180

Net assets available for benefits at end of year	$11,589,308

See accompanying notes.

United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

Notes to Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the Plan) have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. The modified cash basis of accounting is an acceptable alternative method of reporting under regulations issued by the Department of Labor. Income on securities is recorded on the accrual basis and investments are recorded at fair value as stated below. All other transactions are recorded on the cash basis.

Reclassifications

Certain amounts in the prior years’ financial statements have been reclassified to conform to the 2003 presentation. These reclassifications had no effect on net assets available for benefits.

Investment Valuation

The Plan’s investments in cash equivalents are stated at fair value, which approximates cost. The shares of mutual funds, pooled bond funds, and common stock are valued at quoted market prices on the last business day of the plan year.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

Notes to Financial Statements (continued)

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a controlled group defined contribution plan, which provides savings benefits for substantially all employees of the following controlled group of United Security Bancshares, Inc. (collectively, the Company):

United Security Bancshares (parent company)

First United Security Bank

Acceptance Loan Company

First Courier Corporation

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to a total of 15% of pretax annual compensation, as defined in the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans and conduit IRAs. The Company may, at its discretion, match 100% of the participants’ pretax deferrals up to a total of 6% of base compensation that a participant contributes to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s match and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. There are no non-participant directed investments within the Plan.

United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Vesting

Employees are eligible to participate in the Plan on the first day of the month following their initial date of service. Effective January 1, 2003, participants are immediately vested in their contributions, the Company matching contributions and the earnings thereon. Prior to January 1, 2003, participants are immediately vested in their contributions, but are subject to a 6-year vesting schedule in employer contributions.

Forfeitures

Prior to January 1, 2003, Participants who were not credited with at least 1,000 hours of service during the Plan year forfeited any employer contributions received for that Plan year. The forfeitures are used to reduce future employer contributions to the Plan. Effective January 1, 2003, participants are immediately vested in their contributions; therefore, the Plan no longer has forfeitures to reduce future employer contributions to the Plan.

Payment of Benefits

Upon termination of service, death, disability or retirement, a participant may receive a lump sum amount or a benefit in the form of an annuity equal to the vested value of his or her account. As of December 31, 2003, $17,032 had been requested, approved and processed for payment but not yet paid.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are always 100 percent vested in their contributions.

United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

Notes to Financial Statements (continued)

3. Investment Information

During 2003, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

U.S. government securities	$(2,096)
Common stock, United Security Bancshares, Inc.	3,553,695
Mutual funds	517,353

Total	$4,068,952

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	2003	2002
Common stock, United Security Bancshares, Inc.	$7,222,272	$3,841,492
American Century 20th Century Ultra Advanced Fund	1,155,390	827,103

4. Transactions with Parties-in-Interest

During the year ended December 31, 2003, the Plan purchased 3,348 shares at a cost of $150,000 and sold 7,089 shares for $19,228 of United Security Bancshares Inc. Common Stock.

On July 24, 2003, the Plan received shares of United Security Bancshares, Inc., Common Stock as result of a 2-for-1 stock split declared on June 19, 2003 to shareholders of record at the close of business on June 30, 2003.

The Company pays for all legal, accounting and other services on behalf of the Plan.

United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 21, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Supplemental Schedule

United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions)

(Plan Number 001)

(Employer Identification Number 63-0318800)

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
*	United Security Bancshares, Inc. Common Stock	249,474 shares	*	*	$7,222,272
	Accessor US Gov’t Money Market Fund	139,314 shares	*	*	139,314
	Federated Prime Obligation Fund	790,918 shares	*	*	790,918
	GNMA Pool 9% due 1/15/2018	1,080 shares	*	*	1,208
	GNMA Pool 9% due 8/15/2017	2,846 shares	*	*	3,181
	Accessor Aggressive Growth Fund	3,880 shares	*	*	50,244
	Accessor Growth Fund	5,304 shares	*	*	72,241
	Accessor Balanced Fund	4,598 shares	*	*	66,159
	American Century 20th Century Ultra Fund	43,765 shares	*	*	1,155,390
	American Century 20th Century Int’l Fund	18,100 shares	*	*	143,531
	Dreyfus S&P 500 Index Fund	8,321 shares	*	*	269,836
	Federated Stock Trust	14,797 shares	*	*	507,091
	Federated Kaufman Fund	45,801 shares	*	*	227,174
	Federated Capital Appreciation Fund	7,064 shares	*	*	168,608
	Goldman Sachs Short Duration Fund	41,608 shares	*	*	416,085
	Accessor Income & Growth Fund	2,663 shares	*	*	39,496
	Accessor Income Allocation Fund	1,233 shares	*	*	18,856
	Federated Total Return Bond Fund	22,247 shares	*	*	241,160

					$11,532,764

*	Party-in-interest
**	Column (d) has not been presented as this information is not applicable.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2004.

Plan Administrator of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions):

By:	/s/ Larry M. Sellers
Larry M. Sellers
Vice President, Secretary and Treasurer of United Security Bancshares, Inc.

Exhibit Index

Exhibit 23	Consent of Independent Auditor